Exhibit (a)(5)(B)

Utz Quality Foods, LLC Successfully Completes Cash Tender Offer for Shares of Inventure Foods, Inc.

HANOVER, PA, December 14, 2017 (BUSINESS WIRE) – Utz Quality Foods, LLC (“Utz”), the largest privately-held and family-managed branded salty snack company in the United States, today announced that its wholly-owned subsidiary, Heron Sub, Inc. (“Purchaser”), successfully completed its tender offer for all the outstanding shares of common stock (“Shares”) of Inventure Foods, Inc. (NASDAQ: SNAK) (“Inventure Foods” or the “Company”) at a price of $4.00 per share, net to the seller in cash, without interest but subject to any required withholding taxes. Inventure Foods manufactures and sells salted snacks under the brands Boulder Canyon®, TGI Fridays™, Nathan’s Famous®, Vidalia Brands®, Poore Brothers®, Tato Skins® and Bob’s Texas Style®.

As of the expiration of the tender offer at one minute after 11:59 p.m., New York City time, on December 13, 2017, the depositary for the tender offer advised Purchaser that 15,249,164 Shares were validly tendered and not withdrawn in the tender offer, representing approximately 77.0% of the currently outstanding Shares (not including 263,136 Shares delivered through Notices of Guaranteed Delivery, representing approximately 1.3% of the Shares outstanding). The minimum tender condition as well as all other conditions to the tender offer were satisfied. As a result, Purchaser has accepted for payment and will promptly pay for all validly tendered Shares.

Utz intends to cause Purchaser to be merged with and into Inventure Foods as promptly as practicable today, with Inventure Foods continuing as the surviving corporation. As a result of the completion of the merger, all remaining eligible Shares will be canceled and converted into the right to receive $4.00 per share in cash, without interest but subject to any required withholding taxes, the same price that was paid in the tender offer (eligible Shares exclude those for which holders properly demanded appraisal under Delaware law and those held by Inventure Foods, its subsidiaries, Utz, Purchaser or any other subsidiary of Utz). As a result of the merger, Inventure Foods common stock will no longer be traded on The Nasdaq Global Select Market or any other public market.

“We are thrilled that we will complete the acquisition of Inventure Foods,” said Dylan Lissette, Chief Executive Officer of Utz. “Inventure Foods’ specialty snack food products and brands, as well as its geographic footprint, customer relationships, and distribution strengths, are highly complementary to Utz’s business. Under a unified umbrella, each company’s growth prospects will be enhanced. Like Utz, Inventure Foods’ product suite is strong in both healthy and indulgent snacking, and we look forward to continuing Inventure Foods’ strong heritage of innovation and working with its tremendously talented team of associates.”

Inventure Foods will operate as a wholly-owned subsidiary of Utz, with manufacturing facilities in Goodyear, Arizona and Bluffton, Indiana.

Utz was represented in the transaction by its financial advisor, Stephens Inc., and its legal counsel, Cozen O’Connor. Inventure Foods was represented in the transaction by its financial advisor, Rothschild, and its legal counsel, DLA Piper LLP (US).

About Utz Quality Foods, LLC

Founded in 1921, Utz® Quality Foods, LLC is the largest privately-held and family-managed branded salty snack company in the United States, producing a full line of products including potato chips, pretzels, cheese snacks, corn chips, tortillas, veggie stix/straws, popcorn, onion rings, pork skins and more. Its brands, which include Utz®, Golden Flake®, Zapp’s®, “Dirty”® Potato Chips, Good Health®, Bachman®, Bachman Jax®, Wachusett® and Snikiddy® among others, are distributed nationally and internationally through grocery, mass-merchant, club stores, convenience stores, drug stores and other channels. Based in Hanover, PA, Utz operates ten facilities located in Pennsylvania, Colorado, Louisiana, Massachusetts and Alabama.

For information about Utz® or its products, please visit www.utzsnacks.com or call 1-800-FOR-SNAX.

Contacts for Utz Quality Foods:

George Neiderer, Utz SVP HR: (717) 637-1759 or gneiderer@utzsnacks.com

Kevin J. Brick, Utz SVP Marketing: (717) 637-1759 or kbrick@utzsnacks.com

About Inventure Foods, Inc.

With manufacturing facilities in Arizona and Indiana, Inventure Foods, Inc. is a marketer and manufacturer of specialty food brands in better-for-you and indulgent categories under a variety of Company owned and licensed brand names, including Boulder Canyon®, TGI Fridays™, Nathan’s Famous®, Vidalia Brands®, Poore Brothers®, Tato Skins® and Bob’s Texas Style®. For further information about Inventure Foods, please visit www.inventurefoods.com.

Note Regarding Forward-looking Statements

This press release includes forward-looking statements that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Utz and members of its senior management team. Forward-looking statements include, without limitation, statements regarding the business combination. These statements speak only as of the date of this press release and are based on Utz’s current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements, including risks and uncertainties regarding: changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting their industries; and changes in facts and circumstances and other uncertainties concerning the business combination. Utz does not undertake any obligation to update or revise any of its forward-looking statements to reflect future events or circumstances.

2